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                               May 19, 2022

       Robert Lavan
       Executive Vice President and Chief Financial Officer
       Bally's Corp
       100 Westminster Street
       Providence, RI 02903

                                                        Re: Bally's Corp
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 1, 2022
                                                            File No. 001-38850

       Dear Robert Lavan:

               We have reviewed your May 11, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 4, 2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Adjusted EBITDA by Segment, page 47

   1.                                                   We note your response
to our comment 1. Please address the following:
                                                            Please clarify for
us the nature of deal-related, rebranding, expansion and pre-opening expenses and costs
related to pursuing sports betting, iGaming and lottery access in various
jurisdictions. Within your response, please address if such expenses and costs represent
normal, recurring, cash operating expenses necessary to operate your business. Please
refer to Question 100.01 of our Compliance & Disclosure
                                                           Interpretations for
Non-GAAP Financial Measures.
                                                            We note that you
indicated you will consider separately quantifying individual quantitatively
significant items in future filings. Please tell us if any items (e.g. costs
 Robert Lavan
Bally's Corp
May 19, 2022
Page 2
              related to pursuing sports betting, iGaming and lottery access in various jurisdictions and storm related losses, net of insurance recoveries) for the year ended December
              31, 2021 are deemed to be quantitatively significant such that they will be presented separately in future filings.

      You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-
3295 with any questions.



FirstName LastNameRobert Lavan                                  Sincerely,
Comapany NameBally's Corp
                                                                Division of
Corporation Finance
May 19, 2022 Page 2                                             Office of Real
Estate & Construction
FirstName LastName